# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Quanterix Corp, CIK 0001503274
CUSIP: 74766Q101
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 900 Middlesex Turnpike, Billerica, Massachusetts (MA), 01821
Date of event which requires filing of this statement: 01/09/2025
Filed by CIK 0001711933
Persons authorized to receive notices and communications: Patrick O'Malley, DLA Piper LLP (US), 4365 Executive Drive, Suite 1100, San Diego, California (CA), 92121, (858) 677-1400

## Reporting persons
- Akoya Biosciences, Inc. (CIK 0001711933): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Quanterix Corp
Address of issuer's principal executive offices: 900 Middlesex Turnpike, Billerica, Massachusetts (MA), 01821
Comment: This Amendment No. 1 ("Amendment No. 1") amends and supplements the Schedule 13D filed on January 16, 2025 (the "Schedule 13D"). Except as specifically amended by this Amendment No. 1, the Schedule 13D remains in full force and effect. Capitalized terms used but not otherwise defined herein shall have the respective meanings previously ascribed to them in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Termination of the Voting Agreement

On April 28, 2025, Akoya Biosciences, Inc., a Delaware corporation(the "Reporting Person" or "Akoya"), entered into an Amended and Restated Agreement and Plan of Merger (the "A&R Merger Agreement"), with Quanterix Corporation, a Delaware corporation ("Quanterix"), and Wellfleet Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Quanterix ("Merger Sub"), pursuant to which, subject to the terms and conditions set forth therein, Merger Sub will merge with and into Akoya (the "Merger"), with Akoya surviving such Merger as a wholly owned subsidiary of Quanterix. The A&R Merger Agreement amends and restates in its entirety the Agreement and Plan of Merger, dated as of January 9, 2025, by and among Quanterix, Merger Sub and Akoya (the "Original Merger Agreement").

In connection with the entry into the Original Merger Agreement and as previously announced, Akoya had entered into a Voting and Support Agreement dated as of January 9, 2025 (the "Voting Agreement") with certain of Quanterix's stockholders, including the directors and executive officers of Quanterix. As a result of the entry into the A&R Merger Agreement, the Voting Agreement was terminated pursuant to its terms.

The foregoing description of the A&R Merger Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed hereto as Exhibit 99.2.

## Item 4. Purpose of Transaction
Purpose of transaction: The information contained in Item 3 of this Schedule 13D is incorporated by reference herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Beneficial ownership of shares of Common Stock by the Reporting Person was reported in the Schedule 13D solely because the Reporting Person could have been deemed to have beneficial ownership of 2,955,532 shares of Common Stock as a result of certain provisions contained in the Voting Agreement. The Voting Agreement terminated by its terms on April 28, 2025, and the Reporting Person does not currently beneficially own any shares of Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: To the knowledge of the Reporting Person, none of the persons named in Schedule A to the Schedule 13D beneficially owns any shares of Common Stock.
Transactions in the class effected during the past sixty days: The Reporting Person has not effected any transaction in Common Stock during the past sixty days and, to the knowledge of the Reporting Person, none of the persons listed on Schedule A have effected any such transaction.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: April 28, 2025

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information contained in Item 3 of this Schedule 13D is incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Schedule A

99.2 Amended and Restated Agreement and Plan of Merger, dated as of April 28, 2025, by and among Quanterix Corporation, Wellfleet Merger Sub, Inc. and Akoya Biosciences, Inc. (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed with the SEC on April 29, 2025 by Akoya Biosciences, Inc.)

## Signatures
- Akoya Biosciences, Inc.: /s/ Brian McKelligon, Brian McKelligon, Chief Executive Officer (04/30/2025)